Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 9 DATED SEPTEMBER 6, 2013
TO THE PROSPECTUS DATED APRIL 15, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2013, as supplemented by Supplement No. 6 dated July 15, 2013, Supplement No. 7 dated August 12, 2013, and Supplement No. 8 dated August 16, 2013, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 9 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 9 is to disclose:

•	the status of our public offering; and

•	our recent property acquisitions.

Status of Our Public Offering

We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of August 30, 2013, we had received and accepted investors’ subscriptions for and issued 44,593,598 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $450,031,188. As of August 30, 2013, we had raised approximately $455,657,144 in gross offering proceeds in both our private and public offerings.
As of August 30, 2013, approximately 103,278,735 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of the date the SEC declares effective the registration statement relating to our follow-on offering or January 3, 2014.
Our Recent Property Acquisitions

As described in greater detail below, on August 29, 2013, we acquired BriceGrove Park Apartments, a multifamily community located in Canal Winchester, Ohio through through the acquisition of all of the outstanding membership interest in Brice Grove Apartments, LLC. In addition, on September 5, 2013, we acquired Watermark at Hamburg Place, a multifamily community located in Lexington, Kentucky. With the acquisition of these two properties, we have invested approximately $1 billion in 48 properties in 11 states representing 11,142 units and 30,125 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, 22 properties in 2012, and have purchased 18 additional properties in 2013.
Acquisition of BriceGrove Park Apartments
On August 29, 2013, we acquired from a third party seller a fee simple interest in a 240-unit multifamily residential community located in Canal Winchester, Ohio, known as BriceGrove Park Apartments, or the BriceGrove property. SIR Brice Grove, LLC, or SIR Brice Grove, a wholly-owned subsidiary of our operating partnership, acquired the BriceGrove property through the acquisition of all of the outstanding membership interest in Brice Grove Apartments, LLC, an Ohio limited liability company. SIR Brice Grove acquired the BriceGrove property for an aggregate purchase price of $20,100,000, excluding closing costs. SIR Brice Grove funded the payment of the purchase price for the BriceGrove property with proceeds from our public offering.

An acquisition fee of approximately $403,000 was earned by our advisor in connection with the acquisition of the BriceGrove property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the BriceGrove property was 6.64%.
The BriceGrove property is a 240-unit residential community constructed in 2002. The BriceGrove property is comprised of 36 two-story residential buildings, 9 detached garage buildings, and a separate leasing office/clubhouse on approximately a 29-acre site. The apartments at the BriceGrove property consists of two-bedroom units averaging 1,033 square feet per unit. Average in-place monthly rent at the BriceGrove property was approximately $838 as of August 1, 2013. Unit amenities at the BriceGrove property include custom oak cabinetry in kitchens and baths, washer and dryer hookups, modern appliances, garbage disposals, attractive lighting packages, private patios and/or balconies and attached and detached garages. In addition, select units have vaulted ceilings. Property amenities at the BriceGrove property include a clubhouse with outdoor pool, playground area, picnic gazebo, ample parking, fitness center, golf putting green, central mail centers, bike/jogging trails and a three-acre lake with fountain. Occupancy at the BriceGrove property was 96% as of August 1, 2013. We have engaged Steadfast Management Company, Inc., or Steadfast Management, to serve as the property manager for the BriceGrove property.
Acquisition of Watermark at Hamburg Place
On September 5, 2013, we acquired from a third party seller a fee simple interest in a 150-unit multifamily residential community located in Lexington, Kentucky, known as Watermark at Hamburg Place, or the Hamburg property. We acquired the Hamburg property through SIR Hamburg, LLC, or SIR Hamburg, a wholly-owned subsidiary of our operating partnership. SIR Hamburg acquired the Hamburg property for an aggregate purchase price of $16,300,000, excluding closing costs. SIR Hamburg funded the payment of the purchase price for the Hamburg property with proceeds from our public offering.
We have initiated the process to re-name the Hamburg property to Retreat at Hamburg Place. The Hamburg property will be commonly referred to as Retreat at Hamburg Place.
An acquisition fee of approximately $330,000 was earned by our advisor in connection with the acquisition of the Hamburg property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Hamburg property was 6.75%.
The Hamburg property is a 150-unit residential community constructed in 2013. The Hamburg property is comprised of two three-story residential buildings, four detached garage buildings and one office/clubhouse building, all on approximately 6.8 acres. The apartments at the Hamburg property consist of a mix of one, two and three-bedroom units averaging 1,002 square feet per unit. Average in-place monthly rent at the Hamburg property was approximately $952 as of August 26, 2013. Unit amenities at the Hamburg property include new washer and dryers, spacious closets, balconies and patios, nine-foot ceilings, bar and kitchen islands with pendant lighting, vinyl plank wood flooring and granite countertops. In addition, select units have dual sink vanities and garden tubs. Property amenities at the Hamburg property include a clubhouse with a television, kitchen and coffee bar, Wi-Fi hotspots at the clubhouse and pool areas, swimming pool, spa, private storage, private detached garages, barbecue areas, outdoor fireplace and seating, 24-hour fitness center, dog park and pet-friendly facilities. Occupancy at the Hamburg property was 93% as of August 26, 2013. We have engaged Steadfast Management to serve as the property manager for the Hamburg property.